Exhibit 99.1

SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields
New Patent Application for Psychedelic Combination Treatment for Binge Behaviors

Preclinical study results demonstrated the combination of SciSparc’s CannAmide™ with Clearmind’s MEAI has the potential to reduce alcohol consumption

TEL AVIV, Israel, May 10, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (“SciSparc”), today announced that its recently launched collaboration with Clearmind Medicine Inc. (“Clearmind”) (CSE: CMND), (OTC: CMNDF), (FSE: CWY0), a pharmaceutical company focused on the discovery and development of new, atypical-psychoactive therapies to solve widespread and underserved health problems, resulted in the filing of a provisional patent application related to a psychedelic combination therapy treating numerous binge behaviors. The patent application refers to the combination of SciSparc’s CannAmide™ with Clearmind’s MEAI, an innovative proprietary psychedelic treatment for addictions.

The patent application followed successful pre-clinical studies that showed a significant dose dependent effect for MEAI treatment in reducing alcohol consumption of treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose.

Oz Adler, SciSparc’s Chief Executive Officer, commented, “The initial pre-clinical results we announced in March raised our interest in pursuing a wider collaboration with Clearmind in the psychedelic field. By focusing on building an IP portfolio around our collaboration, we will help to ensure our innovative solutions are protected as we continue to move forward with new development efforts.”

Initial results of the pre-clinical animal study showed that alcohol consumption was significantly reduced following treatment with MEAI at a dose of 40 mg/kg and at higher doses (p<0.01) compared to consumption before treatment. Alcohol consumption was significantly reduced following dual treatment with 25 mg/kg CannAmide™ in addition to MEAI at a dose of 20 mg/kg and compared to consumption before treatment. The mice were provided with 20% alcohol solution, for 24 hours, three times a week, for seven weeks, and were treated every day with MEAI or MEAI/CannAmide™ during the last two weeks of alcohol treatment. The alcohol consumption was measured by weighing the alcohol bottles before and after; water consumption was measured similarly in parallel.

About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About Clearmind (CSE: CMND), (OTC: CMNDF), (FSE: CWY0)

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of four patent families. Clearmind intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of MEAI treatment and its potential in reducing alcohol consumption of the treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055